

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

March 13, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Bruce A. Hall, Chief Financial Officer
Knight Energy Corp.
836 Blue Jay Lane
Coppell, Texas 75019

> **Re:** **Knight Energy Corp.**
> **Filed February 12, 2007**
> **File No. 0-52470**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

General

1.      We remind you that the Form 10-SB registration statement becomes effective
        automatically under the Exchange Act 60 days from February 12, 2007, the date
        you first filed it.  The Exchange Act reporting requirements become operative at
        that time.

2.      Revise to comply with the amended executive compensation and related party
        disclosure requirements, including amended Item 402 and newly adopted Item
        407 of Regulation S-B.  See Section VII of Release No. 34-54302A (Nov. 7,
        2006) and Interpretation J.8B of the Division of Corporation Finance's Manual
        of Publicly Available Telephone Interpretations (July 1997).

3.      It appears that you have included information not relevant in the context of a
        filing on Form 10-SB.  For example, we note the sections entitled "Other
        Expenses of Issuance and Distribution" and "Undertakings."  In the risk factor
        captioned "We are controlled" at page 15, you refer to "this Offering" and
        changes that would result.  Finally, you include incorrect signature page
        language, referring to the Securities Act of 1933.  Please carefully review the
        filing and make appropriate revisions.

Cautionary Note Regarding Forward-Looking Statements, page 1

4.      Please remove the statement that "[s]ome of the information in this Form 10-SB
        contains forward-looking statements within the meaning of Section 27A of the
        Securities Act of 1933."  As a penny stock issuer, you are not entitled to rely on
        the safe harbor for forward-looking statements under the Private Securities
        Litigation Reform Act.

Description of Business, page 2

Corporate Background, page 2

5.      Please describe your business activities between 2000 and June 2006.

6.      Please briefly discuss the formation of Knight Energy Corp.  Discuss the events
        that led to its merger into and with ITG and the business purpose for the merger.
        Also clarify whether Knight Energy is a Delaware or Nevada company.  We note
        the references on page F-5 indicating that Knight Energy is a Delaware company
        and on page 2 indicating that it is a Nevada company.

7.      It appears that the ITG filed a Form 15, which had the effect of suspending ITG's reporting obligations.  Please explain which SEC reporting obligations "the Company" "assumed" as a result of its merger with ITG.

8.      To the extent possible, minimize duplicative disclosure throughout the filing.  We note that the disclosure under "Current Natural Gas and Oil Projects" repeats the information under "Our Company" and that the Salt Creek Prospect disclosure appears at pages 2, 3 and 7.  Please revise as appropriate.

9.      Advise us upon which exemption from registration you relied in making the exchange you describe in the second paragraph, and discuss the basis for your reliance.

Government Regulation of the Oil and Gas Industry, page 7

10.     Ensure that you discuss the material rules and regulations that affect your operations.  In that regard, the limitation "qualified in its entirety by the foregoing" and by reference to the "full text" appears inappropriate.  Please revise accordingly.

Risk Factors, page 10

11.     Eliminate statements that mitigate the risk you present, including for example the last sentence under "Accounting rules may require write-downs," the clause that begins "although" in the last sentence under "Our ability to market" and the last two sentences under "Our officers and directors are engaged in other businesses." Similarly, revise statements such as "no guarantee," "there can be no assurance," "there is no assurance," "we cannot predict," "nor can we be sure," "uncertainties inherent," "beyond our control," and "cannot be accurately predicted" to instead present each risk plainly and directly.

12.     Ensure that the subheadings and text of your risk factors provide meaningful disclosure.  Rather than state that an event may have an adverse impact on you or disadvantage you or your stockholders, describe the adverse impact or how you may be disadvantaged.  For example, we refer you to "Oil and gas reserve estimates may not be accurate."

Our officers and directors are engaged in other businesses that result …, page 16

13.     Move the mitigating language cited above in comment 11 so that it appears outside the Risk Factors section, and in the same location also discuss any measures you have implemented to address potential conflicts of interest.  If true, discuss in the Risk Factors section that the officers devote a substantial amount of their time and energy to other business ventures, and make clear any potential risks this could cause.  We may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results…, page 18

14.     Please provide the information required by Item 303(a) of Regulation S-B.

15.     Please clarify the reference to March 2, 2006 as your inception date. We note
        your disclosure on page 2 indicating that you were originally formed on May 8,
        1998.

16.     Please expand your disclosures to identify the fiscal year end you have
        designated. If you have designated June $30^{th}$ to be your fiscal year end, please
        update the financial statements of Knight Energy Corp. and Subsidiaries through
        December 31, 2006, which may be unaudited, in accordance with Item 310(g) of
        Regulation S-B. Further, revise the respective unaudited statement of cash flows
        to include a column representing the six months ended December 31, 2006 in
        accordance with Item 310(b) of Regulation S-B.

        However, if you have designated December $31^{st}$ to be your fiscal year end, please
        amend your filing to include audited financial statements of Knight Energy Corp.
        and Subsidiaries for the period ended December 31, 2006 in accordance with Item
        310(g)(2) of Regulation S-B.

Results of Operations, page 18

17.     We note your disclosure stating that your discussion of the results of operations
        should be read in conjunction with your unaudited financial statements.
        However, you then discuss liquidity and cash flows, with no mention of your
        results of operations for either the fiscal or interim periods. Please comply with
        Item 303(b)(1) and (2) of Regulation of S-B.

Security Ownership of Certain Beneficial Owner and Management, page 22

18.     Please briefly discuss the nature of Harrysen Mittler, Matthew Henninger, and
        Lake Capital AG's association with you. We note that you provide your business
        address for each of these security holders.

19.     Please disclose the natural person(s) with the power to vote and dispose of the
        securities held by each of Lake Capital AG and Nortia Capital Partners, Inc.

Directors and Executive Officers, page 23

20.     Please disclose the amount of time that each named officer and director devotes
        to your operations. We may have additional comments.

Certain Relationships and Related Transactions, page 26

21.     Please revise to identify by name all persons or entities with whom you have engaged in a related party transaction.

22.     Ensure that you discuss all related party transactions.  We note that you disclose on page F-12 having executed an agreement with Lake Capital AG, a related party, but do not provide any relevant discussion under this section.  Also file as an exhibit the agreement with Lake Capital.

Changes in and Disagreements with Independent Registered Public Accounting Firm on Accounting and Financial Disclosure, page 29

23.     We note that your principal public accountant, Hein & Associates LLP, declined to stand for reelection in November 2006, and that you subsequently engaged Whitley Penn LLP.  Please obtain and file a letter from your former accountants regarding the level of their concurrence or disagreement with the statements made by you concerning their resignation, to comply with Items 601(b)(16) and 304(a)(3) of Regulation S-B.

Recent Sales of Unregistered Securities, page 29

24.     Please comply with Item 701(d) of Regulation S-B, and discuss the facts that made the claimed exemptions available.

25.     We note your disclosure stating "In March 2006, our current officers and directors and certain other persons purchased 13,750,000 common shares of Knight Delaware for $.001 per share.  In November 2006, we exchanged share of our common stock on a one-to-one basis for these 13,750,000 Knight Delaware shares."  Please expand your disclosure to clarify who Knight Delaware is and how the shares of this entity relate to the shares issued by Integrated Technology Group, Inc.

Exhibits

26.     Please number the exhibits in accordance with Item 1, Part III of Form 10-SB.

Engineering Comments

General

27.     Please include all information required in Industry Guide 2 and SFAS 69.

Description of Business, page 2

Natural Gas and Oil Reserves, page 3

28.     Please provide you reserve report and the technical support that justifies the cited volumes meet the definition of proved reserves or alternatively, remove this disclosure from your document.  We may have further comment upon review of these materials.

29.     Please reconcile the PV-10 value you report on page 3 with the Standardized Measure of discounted future net cash flows you report on page 4.  The Standardize Measure is the PV-10 value less future income taxes so it is not clear how the Standardize Measure can be higher than the PV-10 value as you report.

Risk Factors, page 10

30.     Include a risk factor that describes the fact that management lacks experience in the oil industry and how this fact may affect your results in the future.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to, James Murphy, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
K. Hiller
J. Murphy
T. Levenberg
C. Moncada-Terry